Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,

	Six Months Ended June 30, 2003	2002	2001	2000	1999	1998
Earnings:
Income from continuing operations before
income taxes	$153,050	$340,722	$297,534	$273,429	$322,582	$256,305
Interest expense (excluding capitalized interest)	9,272	5,079	5,691	11,900	8,852	8,672
Portion of rent expense under long-term
operating leases representative of an interest factor	1,272	3,058	3,540	3,520	7,728	8,859

Total earnings	$163,594	$348,859	$306,765	$288,849	$339,162	$273,836
Fixed charges:
Interest expense (including capitalized interest)	$9,272	$5,139	$5,691	$11,900	$9,925	$10,063
Portion of rent expense under long-term
operating leases representative of an interest factor	1,272	3,058	3,540	3,520	7,728	8,859

Total fixed charges	$10,544	$8,197	$9,231	$15,420	$17,653	$18,922
Ratio of earnings to fixed charges	15.5	42.6	33.2	18.7	19.2	14.5